

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 16, 2009

Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

      Re: **Art Dimensions, Inc.**
                Amendment No. 4 to Form S-1
                Filed October 29, 2009
                File No. 333-153683

Dear Ms. Gregarek:

We have reviewed your response letter and amendment to your Form S-1 filed October 29, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Summary, page 4

1. Although you indicated in your response to comment 16 in our letter dated September 25, 2009, that you have made the appropriate revisions to your disclosures, we are unable to locate the requested changes on pages 4 and 17 of your amended filing. Accordingly, please revise your disclosure on pages 4 and 17 to clarify that although your business plan is to provide consulting and services, all of your revenues to date have come from the sale of products.

Results of Operations, page 17

2. The fourth paragraph under this heading states that your net loss for the period from inception through December 31, 2008 was $9,980. However, the net loss reflected in your statement of operations for this period was $6,589. Please revise.

3. We note from your response to comment eight in our letter dated September 25, 2009 that you have made the appropriate revisions. However, we do not see where you have provided a discussion of the reasons why your gross profit on sales for the period ended December 31, 2008 is only three point three percent of net sales for that period or why you have no gross profit on net sales for the period ended June 30, 2009. As previously requested, please revise your disclosure to provide reasons for these items.

Financial Position, page 20

4. We note your disclosure in the second to last sentence under the heading Financial Condition that you have no firm commitment for funding <u>after</u> 2010. This statement implies that you may have a firm commitment for funding before 2010, which does not seem consistent with your other disclosures. Since you disclose throughout your filing that the Spyglass loan is your only source of funding other than your operations and that Spyglass is currently under no obligation to lend you any funds, it does not appear that you have a firm commitment for funding either before or after 2010. Please revise your disclosure to make this clear or tell us why you believe a revision is not necessary.

Financial Statements, page F-1

General

5. We remind you to continue to update your financial statements and related disclosures prior to effectiveness to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile